

FINANCIAL STATEMENTS

RED HEN COLLECTIVE COOPERATIVE

For the Periods Ending December 31, 2017 and 2018

LITTLE FISH ACCOUNTING

Cash Flow Statement
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By:

Keila Hill-Trawick, CPA
Little Fish Accounting

For:

Red Hen Collective Cooperative

	2018	2017
Beginning Balance	$ 12,149	$ -
Investing Activities		
Operating Activities	**(130,724)**	**(163,637)**
Net Income (Loss)	(130,724)	(163,637)
Changes in operating assets and liabilities		
Increase / (decrease) in accrued expenses	-	-
Increase / (decrease) in accrued interest payable	-	-
Financing Activities	$ 132,568	$ 175,786
Proceeds from issuance of worker-memberships	-	10,000
Proceeds from issuance of preferred memberships	-	12,500
Proceeds from related party advances	1,068	116,786
Preceeds from revenue share promissory notes	131,500	36,500
Ending Cash Balance	**$ 13,993**	**$ 12,149**

Profit + Loss Statement
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By:

Keila Hill-Trawick, CPA
Little Fish Accounting

For:

Red Hen Collective Cooperative

Revenue	2018	2017
Net Revenue	998	-
Cost of Net Revenue	-	-
Total Revenue	$ 998	$ -
Operating Expenses		
Marketing + Advertising	3 806	11 095
Bank Charges	668	85
Car and Truck Expenses	17	-
Charitable Contributions	50	-
Commissions and Fees	-	-
Conferences + Events	3 958	-
Contract Labor (Not included in payroll)	55 504	-
Deferred Salary to CEO (Unpaid)		75 000
Dues and Subscriptions	-	-
Depreciation		
Insurance	-	74
Legal and Professional Services	5 684	17 836
Licenses	-	-
Meals and Entertainment	1 627	2 233
Office Expense	3 043	3 295
Other Expenses	490	250
General and Administrative Expenses	-	1 431
Payroll Gross	32 000	11 500
Payroll Taxes	2 777	1 551
Printing	-	-
Rent or Lease -- Vehicles Machinery Equipm	-	-
Rent or Lease -- Other Business Property	1 090	248
Repairs and Maintenance	-	-
Shipping and Delivery	-	-
Supplies	4 932	6 902
Taxes and Licenses	136	-
Training	191	3 294
Travel Meals and Entertainment	15 233	28 545
Uncategorized Expense	-	-
Utilities	517	298
Total Operating Expenses	$ 131,722	$ 163,637
Income (Before Other Expenses)	$ (130,724)	$ (163,637)
Other Expenses		
Amortized Start-up Expenses	-	-
Depreciation	-	-
Interest		-
Commercial Loan	-	-
Commercial Mortgage	-	-
Credit Card Debt	-	-
Vehicle Loans	-	-
Other Bank Debt	-	-
Line of Credit	-	-
Bad Debt Expense	-	-
Reconciliation Discrepancy	-	-
Total Other Expenses	$ -	$ -
Net Income Before Income Tax	$ (130,724)	$ (163,637)
Income Tax	$ -	$ -
Net Income/Loss	$ (130,724)	$ (163,637)

Balance Sheet
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By:

Keila Hill-Trawick, CPA
Little Fish Accounting

For:

Red Hen Collective Cooperative

ASSETS		2018		2017
Current Assets				
Cash		12,992		12,149
Accounts Receivable		1,000		-
Total Assets	$	**13,992**	$	**12,149**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Payroll Liabilities		-		-
Accrued Expenses		-		-
Long-term Liabilities				-
Loan Payable (Due to Related Party)		117,854		116,786
Revenue Share Loans		168,000		36,500
Interest Payable				-
Total Liabilities	$	**285,854**	$	**153,286**
Equity				
Preferred Memberships		10,000		10,000
Worker-memberships		12,500		12,500
Collective Account		(294,361)		(163,637)
Total Equity	$	**(271,861)**	$	**(141,137)**
Total Liabilities and Equity	$	**13,992**	$	**12,149**

Statement of Changes in Stockholders' Equity
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By: **Keila Hill-Trawick, CPA**
Little Fish Accounting

For: Red Hen Collective Cooperative

	PREFERRED MEMBERSHIP			WORKER MEMBERSHIPS					
	Shares		Amount	Shares		Amount		Collective Account		Stockholders Equity
Balance as of March 8, 2017 (incepti	-	$	-	-	$	-	$	-		
Issuance of preferred memberships for	125	$	12 500	-	$	-	$	-	$	12,500
Issuance of worker-memberships for ca	-	$	-	1	$	10 000	$	-	$	10,000
Net (loss)	-	$	-	-	$	-	$	(163,637)	$	(163,637)
Balance as of December 31, 2017	**125**	**$**	**12,500**	**1**	**$**	**10,000**	**$**	**(163,637)**	**$**	**(141,137)**
	Shares		Amount	Shares		Amount		Account		Stockholders
Balance as of January 1, 2018	-	$	-	-	$	-	$	-		
Issuance of preferred memberships for	125	$	12 500	-	$	-	$	-	$	12,500
Issuance of worker-memberships for ca	-	$	-	1	$	10 000	$	-	$	10,000
Net income (Loss)	-	$	-	-	$	-	$	(294,361)	$	(294,361)
Balance as of December 31, 2018	**125**	**$**	**12,500**	**1**	**$**	**10,000**	**$**	**(294,361)**	**$**	**(271,861)**

RED HEN COLLECTIVE COOPERATIVE
NOTES TO THE FINANCIAL STATEMENTS
For Periods Ending December 31, 2018 and December 31, 2017

> These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Red Hen Collective Cooperative, Inc. (the "Company"), is a corporation organized March 8, 2017 under the laws of California. The Company is a wine importer and wholesaler in the state of California.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of
- formation activities;
- researching/sourcing wines from independent winegrowers located in the USA and abroad;
- coordinating international and domestic logistics for shipping, storage, sales and delivery; and
- cultivating/maintaining a merchant account base of wine resale (on-premise and off-premise) companies for our producer partners and capital raising**.**

Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See accompanying Independent Accountant's Review Report

BALANCE SHEET CLASSIFICATION
The Company includes in current assets and liabilities retainage amounts receivable and short-term payables. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

CASH INFLOWS
Cash inflows consist of receipts from customers for sales, owner's contributions, and short-term loan receipts (i.e. credit cards, lines of credit).

OPERATING ACTIVITIES
Operating activities consist of changes in ending balances of current assets and liabilities, and cash flows from normal business expenses.

INVESTING ACTIVITIES
Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES
Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY
No stock was issued, nor dividends paid for the periods under review.

RISKS AND UNCERTAINTIES
The Company is dependent upon additional capital resources for its planned principal operations and is subject to a significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

ORGANIZATIONAL COSTS
In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. Certain expenses directly attributable to the Company amounting to $18,468 were incurred prior to the Company's incorporation, which were funded by the founder, and were included in the period's activity.

INCOME TAXES

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company had net operating loss carryforwards of $130,724 as of December 31, 2018. Current tax laws limit the amounts of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. The Company pays Federal and California state income taxes and has used an effective blended rate of 28% to derive net tax assets of $36,603 as of December 31, 2018, resulting from its net operating loss carryforwards and other temporary book to tax differences from tax basis to GAAP basis. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded
a full valuation allowance to reduce the net deferred tax asset to zero.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

> These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of December 31, 2017. The Company has limited liquid assets available, with just $13,992 of cash as of December 31, 2018, and has liabilities in excess of current assets by $271,862 as of December 31, 2018. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: REVENUE SHARE LOANS

The Company issued revenue share promissory notes to various investors as unsecured obligations of the Company:

Period Ending	Total
December 31, 2017	$ 36,500
December 31, 2018	$131,500

The notes require annual payments of 15% of gross profit (as defined in the note agreements) until 1.35x the loan amount has been repaid (subsequent to year-end, this was increased to 1.5x under amendment with each lender during 2018). The annual payments are due to the lenders on March 31 of each year, commencing May 1, 2019. The full principal of $168,000 remains outstanding as of December 31, 2018.

See accompanying Independent Accountant's Review Report

> These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

NOTE 5: MEMBERS' EQUITY/(DEFICIT)

Capital Structure
The Company is organized as a California cooperative corporation and has two classes of members: (1) Worker-members and (2) Community Investors, also known as Preferred Members. Certain criteria need to be met to be eligible to be a worker-member, as dictated in the Company's bylaws (ARTICLE VIII, Allocations and Distributions).

The corporation is a "worker cooperative," which means that it includes a class of worker-members who are natural persons whose patronage consists of labor contributed to or other work performed for the Company, and various other requirements outlined in the Company's bylaws. Worker-members are required to contribute $10,000 for their membership interests.

Preferred memberships shall have no voting rights except as required by law while worker-members have equal voting power. Preferred members are entitled to preferred dividends and liquidation preferences.

Following the end of each fiscal year, the corporation shall determine the following:

1. Distributable Cash as of the end of the fiscal year
2. The Worker-members' relative Patronage for the preceding fiscal year (including any Worker-members that left the corporation during such fiscal year)

Upon closing of the books of the preceding fiscal year and determination of Distributable Cash and Patronage, the board of directors shall do the following:

1. Subject to section L, declare and pay a Distribution to the Preferred Members in an amount to be determined by the board in its absolute discretion
2. So long as the Preferred Distribution is equal or greater than the Target Preferred Distribution (defined below), declare a Patronage Dividend equal to all of the Worker-members' pro rata share (based on Patronage) of the Distributable Cash remaining after payment of the Preferred Distribution (see

section D regarding how Patronage Dividends may be paid to Worker-members).

RED HEN COLLECTIVE COOPERATIVE
NOTES TO THE FINANCIAL STATEMENTS (cont.)
For Periods Ending December 31, 2018 and December 31, 2017

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

NOTE 5: MEMBERS' EQUITY/(DEFICIT) (cont.)

The "Target Preferred Distribution" shall be defined as five percent (5%) of each Preferred Member's capital account balance at the time of the declaration of Preferred Distributions.

Any net revenues not allocated according to the above shall be allocated to the Collective Account.

Any amounts allocated by the board to reserves shall be allocated to the Collective Account.

Any fiscal year loss shall be allocated seventy-five percent (75%) to Worker-member Accounts in proportion to Patronage during the fiscal year and twenty-five (25%) to the Collective Account, with the exception of Losses occurring and/or carried over from the corporation's first two fiscal years which shall be allocated 100% to the Collective Account.

The percentages referred to in this section can be changed for a coming fiscal year by the board.

At the request of any Preferred Member, Preferred Distributions, rather than being paid in cash, may be allocated to such Preferred Member's capital account.

<u>Equity Activity</u>
In September 2017, the Company issued 125 preferred membership interests for proceeds of $12,500. The purchase price is $100 per unit.

In November 2017, the Company issued one worker-membership unit for proceeds of $10,000.

RED HEN COLLECTIVE COOPERATIVE
NOTES TO THE FINANCIAL STATEMENTS (cont.)
For Periods Ending December 31, 2018 and December 31, 2017

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

NOTE 6: RELATED PARTY TRANSACTIONS

The Company's CEO, a related party, paid for the Company's expenses and formation costs in 2016 and 2017 as needed to cover operational needs. The Company also issued a note payable to this related party for unpaid salary in 2017, amounting to $75,000. The balance will be repaid without interest at the CEO and Company's board of directors discretion, as funds are available. The balance due to the related party as of December 31, 2018 was $117,854.